UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 14)1

Adaptec, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

00651F108
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,160,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,160,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,160,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,160,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,160,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,160,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,160,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,160,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,160,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,160,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,160,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,160,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 13,160,669
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 13,160,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,160,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,750 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,750 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 6,250 Shares underlying a Restricted Stock Award that vest within 60 days of the date hereof and 12,500 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00651F108

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,750 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,750 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

* Represents 6,250 Shares underlying a Restricted Stock Award that vest within 60 days of the date hereof and 12,500 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof.

CUSIP NO. 00651F108

The following constitutes Amendment No. 14 to the Schedule 13D filed by the undersigned (“Amendment No. 14”).  This Amendment No. 14 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 13,160,669 Shares owned by Steel Partners II is approximately $43,855,698, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

The Shares beneficially owned by Messrs. Howard and Quicke were awarded to them in their capacities as directors of the Issuer.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On September 4, 2009, Steel Partners II filed with the Securities and Exchange Commission a preliminary consent solicitation statement (the “Consent Statement”) in connection with its anticipated solicitation of written consents from the stockholders of the Issuer to consent to the following actions without a stockholders’ meeting, as authorized by the Delaware General Corporation Law:

•
Repeal any provision of the Issuer’s Amended and Restated Bylaws (the “Bylaws”) in effect at the time this proposal becomes effective that was not included in the Bylaws that became effective on May 6, 2009 and were filed with the Securities and Exchange Commission on May 12, 2009;

•
Remove without cause Subramanian “Sundi” Sundaresh and Robert J. Loarie as directors of the Issuer and any other person or persons elected or appointed to the Board of Directors of the Issuer (the “Board”) prior to the effective date of this proposal; and

•	Amend Section 2.1 of the Bylaws as set forth on Schedule I to the Consent Statement of Steel Partners II, to fix the number of directors serving on the Board at seven (7).

Steel Partners II reserves the right to take any other actions it deems appropriate to protect its rights as a stockholder of the Issuer.

On September 4, 2009, Steel Partners II delivered a letter to the Issuer requesting to inspect a complete list of the Issuer’s stockholders and other corporate records as permitted by applicable state law (the “Stockholder List Demand Letter”).  The purpose of the Stockholder List Demand Letter is to enable Steel Partners II to communicate with the Issuer’s stockholders in connection with a consent solicitation Steel Partners II is preparing to undertake.

CUSIP NO. 00651F108

On September 4, 2009, Jack L. Howard, in his capacity as a director of the Issuer, delivered a letter to the Issuer requesting to inspect certain books and records of the Issuer under applicable state law.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 119,981,983 Shares outstanding, which is the total number of Shares outstanding as of July 30, 2009 as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2009.

As of the close of business on September 8, 2009, Steel Partners II owned directly 13,160,669 Shares, constituting approximately 11.0% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel Holdings, Partners LLC, Steel Partners GP and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

As of the close of business on September 8, 2009, Jack L. Howard beneficially owned 6,250 Shares underlying a Restricted Stock Award that vest within 60 days of the date hereof and beneficially owned an additional 9,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.  As of the close of business on September 8, 2009, John J. Quicke beneficially owned 6,250 Shares underlying a Restricted Stock Award that vest within 60 days of the date hereof and beneficially owned an additional 9,375 Shares underlying Non-Qualified Stock Options that are exercisable within 60 days of the date hereof, constituting in the aggregate less than 1% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the filing of Amendment No. 13 to the Schedule 13D.  All of such transactions were effected in the open market.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 9, 2009, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the parties agreed to solicit proxies or written consents with respect to the Proposals and to take all other action necessary or advisable to achieve the foregoing (the “Solicitation”), and (c) Steel Partners II agreed to bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 00651F108

On September 4, 2009, Steel Partners II entered into a Purchase Trading Plan Agreement (the “Agreement”) with Mutual Securities, Inc., a registered broker-dealer, for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.  A copy of the Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing and Solicitation Agreement by and among Steel Partners II, L.P., Steel Partners Holdings L.P., Steel Partners LLC, Steel Partners II GP LLC, Warren G. Lichtenstein, Jack L. Howard and John J. Quicke, dated September 9, 2009.

99.2	Purchase Trading Plan Agreement by and between Steel Partners II, L.P. and Mutual Securities, Inc., dated September 4, 2009.

CUSIP NO. 00651F108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2009	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

STEEL PARTNERS II GP LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 00651F108

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

CUSIP NO. 00651F108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 13 to the Schedule 13D

Class of Security	Securities Purchased	Price ($)	Date of Purchase

STEEL PARTNERS II, L.P.

Common Stock	56,713	2.8164	08/06/09
Common Stock	200,000	2.8150	08/06/09
Common Stock	130,000	2.8148	08/06/09
Common Stock	100,000	2.8500	08/07/09
Common Stock	30,100	2.8434	08/10/09
Common Stock	50,000	2.8700	08/11/09
Common Stock	13,750	2.8500	08/11/09
Common Stock	477,100	3.0299	09/08/09
Common Stock	400,000	3.0350	09/08/09
Common Stock	100,000	3.0300	09/08/09

STEEL PARTNERS HOLDINGS L.P.

None

STEEL PARTNERS LLC

None

STEEL PARTNERS II GP LLC

None

WARREN G. LICHTENSTEIN

None

JACK L. HOWARD

None

JOHN J. QUICKE

None